EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Stonegate Mortgage Corporation:
We consent to the use of our report dated March 14, 2014, except as it relates to the effects of the reportable business segment changes as described in Notes 1 and 20, as to which the date is January 14, 2015, with respect to the consolidated balance sheet of Stonegate Mortgage Corporation and subsidiaries (the Company) as of December 31, 2013, and the related consolidated statement of income, changes in stockholders’ equity, and cash flows for the year ended December 31, 2013, incorporated herein by reference to the Form 8-K of the Company dated January 14, 2015, and to the reference to our firm under the heading “Experts” in the prospectus, which is a part of this Registration Statement.

/s/ KPMG LLP

Indianapolis, Indiana
January 14, 2015